

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-mail
Monty Lamirato
Acting Chief Financial Officer
Strategic Environmental & Energy Resources, Inc.
7801 Brighton Road
Commerce City, Colorado 80022

      Re: **Strategic Environmental & Energy Resources, Inc.**
               Registration Statement on Form 10
               Filed May 21, 2013
               File No. 001-35941

Dear Mr. Lamirato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the filing has been submitted on EDGAR as a Form 10-12B. Please clarify whether you are filing the Form 10 to register your common stock pursuant to Section 12(b) or Section 12(g) of the Exchange Act.

2. Please be advised that the Form 10 registration statement will become automatically effective 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act, to the extent applicable. If our comments are not addressed within the 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

<u>Business, page 2</u>

<u>General</u>

4. We note the disclosure in Note 2 to your financial statements that you have not filed federal and state tax returns since inception and that the tax periods for the years ending December 31, 2008 through 2012 are "open to examination by federal and state authorities." Please add disclosure in this section detailing regarding this fact and clarify whether federal and state authorities are currently investigating these tax periods. In addition, please disclose outstanding balances due to federal and state governments and add any disclosure to your Legal Proceedings section to the extent required by Item 103 of Regulation S-K.

5. In some places in this section you use terms that are industry specific jargon. For example, you use the terms "pyrolitic first phase," "cold plasma second phase," and "H2S." Please revise to provide context for these terms so an investor not familiar with your industry can understand your use of these terms.

Overview, page 2

6. Please provide additional disclosure about your status as a public company and the 2008 reverse merger. For instance, please disclose the name of the public registrant with whom you effected the reverse merger.

7. Your disclosure states that you own and manage four operating entities, but your disclosure lists five separate subsidiaries with only three appearing to have operations. Please revise and clarify to indicate the extent of each subsidiary's activities and revenues.

8. Please disclose in this section an overview of your current financial condition, including that you have an accumulated deficit of $11.77 million and that you have experienced recurring losses.

9. Please discuss your dependence on one or a few major customers, and, to the extent material, disclose the names of such customers. We note the disclosure in Note 2 to your financials that as of December 31, 2012 you had one customer who accounted for approximately 38% of your accounts receivable and had two customers with sales, when combined, in excess of 27% of your total revenue. See Item 101(h)(4)(vi) of Regulation S-K. Please also file any contracts with such customers as exhibits to the Form 10 to the extent material.

Subsidiaries, page 2

10. Please disclose, to the extent accurate, that you have three separate segments. Identify which operating subsidiary is part of which segment as well as the percentage of net sales generated by each subsidiary and each segment so that investors can understand the dependence of your business on the operations of any particular subsidiary.

11. Please disclose the status of operations for Benefuels, LLC, including the current activities of Benefuels and when you expect operations to commence. See Item 101(h)(4)(iii) of Regulation S-K.

Business Strategy, page 3

12. We note your disclosure regarding "recently-formed, long-term contractual relationships with partners in the up-stream oil and gas production sector." To the extent such contracts are material to your business, please provide a summary of the material terms of such contracts and file them as exhibits to the Form 10.

Intellectual Property, page 4

13. The disclosure "REGS pioneered the development and use of a unique non-human-entry cleaning system – the Mobile Powered Cleaning Unit (MPCU) – a highly mobile, self-contained system that utilizes robotic tank-cleaning devices" may suggest that this subsidiary

was the first to utilize non-human tank cleaning systems. Please revise your disclosure to place this in context. For instance, disclose as applicable the extent other companies use non-human systems to clean tanks in this industry.

14. Please disclose the duration of the patent issued to MV. See Item 101(h)(4)(vii) of Regulation S-K.

15. We note the disclosure on page two that PWS has a patent-pending technology that it expects to "deliver" in the third quarter of 2013. Please disclose the status of the patent application and whether the business of PWS is dependent on this patent. Further, please quantify the "extensive" provisional and non-provisional applications.

Research and Development, page 6

16. Please revise your disclosure to provide a greater understanding of the significant increase in the amounts spent on research and development in the past two years. Please also estimate the extent to which the cost of such activities is borne directly by customers.

Employees, page 6

17. Please revise to clarify, if true, that you have 63 full-time employees.

Risk Factors, page 6

We are subject to certain rules and regulations of federal, state and financial market exchange entities . . ., page 9

18. We note your statement that because your common stock is "publicly traded," you are subject to certain rules including the Sarbanes-Oxley Act of 2002. However, it appears that you have not been subject to the reporting requirements of the Exchange Act and therefore Section 404 of the Sarbanes-Oxley Act would not be applicable to you. Please revise this risk factor to explain specifically how the referenced rules and regulations have affected you historically. To the extent you wish to reference compliance with such rules and regulations following effectiveness of the Form 10, please revise your disclosure to clarify.

Our stock is considered a "penny stock" . . ., page 9

19. We note your statement that "[t]hese disclosures require you to acknowledge you understand the risk associated with buying penny stocks and that you can absorb the entire loss of your investment." Please revise this statement to remove any suggestion that the disclosure in the Form 10 requires an investor to make such acknowledgements.

Selected Financial Data, page 11

20. In order not to imply a greater degree of precision than exists, please revise your presentations of net loss per share, basic and diluted for the three months ended March 31, 2013 and March 31, 2012 throughout the filing to round only to the nearest cent.

Management Discussion and Analysis of Financial Condition and Results…page 12

General

21. We note your reference to "Cautionary Statements" at the beginning of the Form 10. We are unable to locate this section. Please revise accordingly.

Results of Operations for the year ended December 31, 2012…, page 13

22. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which increases in service and product revenues are attributable to changes in prices, volume or amount of projects, or change in mix of projects. For example, you explain on page 13 the increase in revenues is primarily attributable to the increase in revenues from your industrial cleaning segment. However, you do not provide any additional insight into the reasons for the increase in revenues from your industrial cleaning segment;

- Provide a more robust explanation for the changes in line items within your statements of income including but not limited to product costs and service costs. For example, you indicate on page 14 that the increase from the quarter ended March 31, 2012 to 2013 was primarily attributable to the 134% increase in revenues which resulted in an increase of $875,000 or 119% in product and service costs without further explanations as any other reasons for the increase in product and service costs; and

- Enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Changes in Cash Flow, page 13

Operating Activities, page 13

23. Cash flows used by operating activities was $1.5 million for the year ended December 31, 2012 compared to cash flows used by operating activities of $75,000 for the year ended December 31, 2011. Please expand this disclosure to discuss the components that resulted in the increase in cash flows used by operations as well as the underlying reasons for changes in these components, with specific discussions for account receivables, costs in excess of billings on uncompleted contracts, accrued liabilities and related party notes payable accrued interest, billings in excess of revenue on uncompleted contracts and payroll taxes payable. It is also unclear what you mean by the timing of cash receipts and disclosure for all periods presented.

Security Ownership of Certain Beneficial Owners and Management, page 18

24. Please revise the table to provide share ownership as of the most recent practicable date. Please also disclose the total number of shares beneficially owned by each shareholder and indicate by footnote the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Rule 13d-3. See Item 403(b) of Regulation S-K.

Directors and Executive Officers, page 18

25. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

26. We note that the disclosure on page 19 lists only some of the legal proceedings that would trigger disclosure pursuant to Item 401(f) of Regulation S-K and covers only the past five years as opposed to the past ten years. Please either revise the disclosure so that it covers the past ten years and encompasses all legal proceedings listed in Item 401(f) or delete the disclosure and disclose only those specific events that would trigger disclosure under Item 401(f), if any.

Certain Relationships and Related Transactions and Director Independence, page 22

27. We note that this section does not include most of the related party transactions listed in Note 7 and Note 10 to your financial statements. Please revise this section to provide all of the information required under Item 404(d) of Regulation S-K, including identification of the person or entity involved in the transaction. Further, for transactions involving indebtedness, please include the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the

periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 23

28. Please disclose that there is no established public trading market for your common shares.

29. Please provide the high and low sales prices through March 31, 2013 and any other subsequent interim period for which financial statements are required. See Item 201(a)(1)(iii) of Regulation S-K.

30. Please disclose the number of holders of common stock as of the most recent practicable date. See Item 201(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page 23

31. Please provide the information required by Item 701 of Regulation S-K for all unregistered securities sold by you in the past three years, including the persons or class of persons to whom the securities were sold and the amount of consideration received by the company. Please also ensure that all unregistered securities sold during this time period are included in your disclosure. We note, for example, that sales referenced in Note 12 to your financial statements are not included in this section.

Exhibits

32. We note that you have not filed all instruments defining the rights of holders of long-term debt. Please file all such instruments where the amount of securities authorized thereunder exceeds 10 percent of the total assets of the company. To the extent the total amount of securities authorized does not exceed 10 percent of your total assets, please either file the instruments or file an agreement to furnish a copy of such agreement upon request. See Item 601(b)(4) of Regulation S-K.

33. Please file any copies of any employment agreement, management contract or compensatory plan entered into with your directors or named executive officers. See Item 601(b)(10) of Regulation S-K.

Financial Statements

General

34. Please note the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, the updating of your financial statements should be accomplished by updating your Form 10. If you do not withdraw your

Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Consolidated Statements of Operations, page F-3

35. Please revise to include your loss on sale of property and equipment within loss from operations. Refer to ASC 360-10-45-5.

Consolidated Statement of Stockholders Equity (Deficit), page F-4
Consolidated Statement of Cash Flows, page F-5

36. Please reconcile the supplemental disclosures of noncash financial and investing activities within your Consolidated Statement of Cash Flows related to the conversion of notes payable and accrued interest to common stock to the activity reflected in your Consolidated Statement of Stockholders' Equity (Deficit).

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F- 10

37. You indicate that product revenue is accounted for under the percentage-of-completion method for projects with durations in excess of three months and the completed contract method for all other projects. Please disclose your accounting policy for pre-contract costs, approved and unapproved change orders, and claims on your percentage-of-completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

Income Taxes, page F-11

38. Please discuss why you have not filed federal and state tax returns since inception and the potential implications, accounting and/or otherwise, of not doing so.

Note 9 – Debt, page F-16

39. You indicate that you entered into a loan agreement evidenced by a convertible secured promissory note with Advanced Technology Materials, Inc. on February 14, 2012. You disclosed that the entire loan can be converted into common stock at $0.50 per share at any time. Please tell us what consideration you gave to whether your convertible secured promissory note has a beneficial conversion feature. Refer to ASC 470-20-25-4 through 25-6.

40. You disclose that you will provide the lender with a registration rights agreement granting piggy-back registration rights to the lender. Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any

additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Note 12 – Equity Transactions, page F-19

2012 Common Stock Transactions, page F-19

41. During 2012, you issued 900,000 shares of common stock upon conversion of a delinquent note payable of $446,500 resulting in a gain on debt settlement of $305,800. Please revise your disclosure to discuss how you determined the fair value of the shares issued upon settlement.

42. During 2012, the Company received $350,000 in return for issuing convertible debt. As an inducement to enter into the convertible debt, the convertible note holders received 350,000 shares of common stock and warrants to purchase 350,000 shares of common stock at $.50 per share exercisable for a period of 5 years. In 2012, the convertible debt and accrued interest totaling $358,100 was converted into 1,790,400 shares of common stock. We have the following comments regarding these transactions.

   - Please disclose the conversion terms of the convertible debt;

   - Please disclose the fair value of the 350,000 shares of common stock and warrants to purchase 350,000 shares of common stock at $.50 per share. Indicate how you determined fair value; and

   - Please separately quantify the discount related to the common stock and warrants and the beneficial conversion feature.

Note 15 – Segment Information and Major Customers, page F-23

43. You indicate that you operate in three business segments. However, your table includes a column called solid waste. Please revise your disclosures to provide additional information regarding the solid waste column. Please tell us what this column represents and whether this represents a separate business segment.

Note 18 - Subsequent Events, page F-25

44. Please disclose the date through which subsequent events have been evaluated. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Please address this comment as it relates to your interim financial statements as well. Refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director